UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0308

         DIVISION OF
CORPORATION FINANCE


Mail Stop 03-08

August 23, 2005

Tom S. Kusumoto
Chief Executive Officer and Chief Financial Officer
Black Mountain Capital Corporation
Suite 613, 375 Water Street
Vancouver, British Columbia, Canada V6B 5C6

	Re: 	Black Mountain Capital Corporation
		Form 20-F for the Fiscal Year Ended December 31, 2004 Form 6-K for the Fiscal Quarter Ended March 31, 2005 File No. 0-13966

Dear Mr. Kusumoto:

      We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Item 4.  Information on the Company, page 8

1. In future filings, please provide a breakdown of total revenues by category of activity (private equity operations and merchant banking operations) and geographic market (U.S. and Canada) for each of the last three financial years in accordance with Item 4.B.2 of Form 20-
F.

Item 5.  Operating and Financial Review and Prospects, page 11

2. In future filings, due to the fact that revenues decreased materially during the periods presented (decreased 19% in 2004 versus
2003 and 59% in 2003 versus 2002), please provide a narrative discussion of the material factors contributing to the decline. See
Item 5.A.1 of Form 20-F. In addition, please disclose if the decrease in revenues represents a trend in accordance with Item 5.D of Form 20-F.

Item 15.  Controls and Procedures, page 25

3. We note that your certifying officers disclose their conclusions as to the effectiveness of your disclosure controls and procedures "as of the date of our evaluation." However, Item 15(a) of Form 20-F requires that your certifying officers disclose their conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. Please clarify if the date of your evaluation was as of the end of the period covered by the report.

Item 18.  Financial Statements, page 27

Note 1.  Organization and Operations, page 34

4. Please further explain the subsequent event leading to a reduction of capital stock and deficit by $1,486,119.

Note 2.  Significant Accounting Policies, page 34

5. Please expand on the pro rata interest in oil and gas properties you hold in Alberta. Specifically, please tell us the following:
* Oil and gas royalty revenues for the periods presented;
* Results of operations for oil and gas producing activities, including and excluding the effect of income taxes for the periods presented;
* Identifiable assets of oil and gas producing activities;

Tell us how you considered paragraph 8 of FAS 69 concerning oil and gas producing activities.

6. Please tell us, and disclose in future filings, the method of accounting for costs incurred in oil and gas producing activities and the manner of capitalized costs relating to those activities. See paragraph 6 of FAS 69.

7. Tell us how you determined in Note 15 that you only have one operating and reporting segment given that you report revenues from oil and gas producing activities in addition to financial services.
Please refer to paragraph 10 of FAS 131.

Note 4.  Loan and Receivables, page 36

8. We note that you recovered a loan receivable, previously written down during the 2002 fiscal year in the amount of $108,065, in the form of common shares of a public U.S. company having a market price of $306,530. Please tell us if you recorded a gain on the receipt of the nonmonetary asset received in a nonreciprocal transfer for the difference between the fair value of the asset received and the fair value of the loan written down. See paragraph 18 of APB No. 29 for reference.

Note 5.  Long-term Investments, page 37

9. We note that you disposed of certain long-term investments during
2004 - Cybersurf and North Group Limited. For the disposal of each long-term investment, please tell us, and disclose in future filings, the following:
* Proceeds on the sale of the long-term investment;
* Gain/loss on the sale of the long-term investment;
* Write-down of long-term investment;
See paragraph 21 of FAS 115.

Note 12.  Commitment, page 39

10. In future filings, for all operating leases, please disclose rental expense for each period in which an income statement is presented. See paragraph 16.c of FAS 13.

Note 16. Differences Between Canadian and United States Generally Accepted Accounting Principles, page 40

11. Tell us why the cumulative translation adjustment was so large in
2003. The cumulative translation adjustment was $8,817 in 2004, $437,425 in 2003, and $8,904 in 2002.


*	*	*	*

      Please send us your response to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter keying your responses to our comments and provide any requested supplemental information. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Dave Irving, Staff Accountant, at (202) 551-3321 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-
3841
with any other questions.

Sincerely,



Michael Moran
Branch Chief
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Mr. Tom S. Kusumoto
Black Mountain Capital Corporation
August 23, 2005
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